SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G


            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                             Holophane Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   436452106
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 1,242,217, which constitutes approximately 10.8% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 11,523,192 shares outstanding.

1.  Name of Reporting Person:

    Acadia Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group:
                                                    (a) / /

                                                    (b) /X/

3.  SEC Use Only


4.  Citizenship or Place of Organization: Delaware


                5.   Sole Voting Power: 342,084 (1)(2)
Number of
Shares
Beneficially    6.   Shared Voting Power: -0-
Owned By
Each
Reporting       7.   Sole Dispositive Power: 342,084 (1)(2)
Person
With
                8.   Shared Dispositive Power: -0-

9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

    342,084 (2)

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                        /  /


11. Percent of Class Represented by Amount in Row (9): 3.0%


12. Type of Reporting Person: PN

-----------

(1) Power is exercised through its sole general partner, Acadia FW Partners, L.P.

(2) Solely in its capacity as the sole general partner of Acadia Electra Partners, L.P. as to 10,334 of such shares.

1.  Name of Reporting Person:

    Acadia FW Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group:
                                                    (a) / /

                                                    (b) /X/

3.  SEC Use Only


4.  Citizenship or Place of Organization: Delaware


                5.   Sole Voting Power: 342,084 (1)(2)
Number of
Shares
Beneficially    6.   Shared Voting Power: -0-
Owned By
Each
Reporting       7.   Sole Dispositive Power: 342,084 (1)(2)
Person
With
                8.   Shared Dispositive Power: -0-

9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

    342,084 (2)

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                        /  /


11. Percent of Class Represented by Amount in Row (9): 3.0%


12. Type of Reporting Person: PN

-----------

(1) Power is exercised through its managing general partner, Acadia MGP, Inc.

(2) Solely in its capacity as the sole general partner of Acadia Partners, L.P.

1.  Name of Reporting Person:

    Acadia MGP, Inc.

2.  Check the Appropriate Box if a Member of a Group:
                                                    (a) / /

                                                    (b) /X/

3.  SEC Use Only


4.  Citizenship or Place of Organization: Texas


                5.   Sole Voting Power: 342,084 (1)(2)
Number of
Shares
Beneficially    6.   Shared Voting Power: -0-
Owned By
Each
Reporting       7.   Sole Dispositive Power: 342,084 (1)(2)
Person
With
                8.   Shared Dispositive Power: -0-

9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

    342,084 (2)

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                        /  /


11. Percent of Class Represented by Amount in Row (9): 3.0%


12. Type of Reporting Person: CO

-----------

(1) Power is exercised through its President, J. Taylor Crandall.

(2) Solely in its capacity as the managing general partner of Acadia FW Partners, L.P.

1.  Name of Reporting Person:

    J. Taylor Crandall

2.  Check the Appropriate Box if a Member of a Group:
                                                    (a) / /

                                                    (b) /X/

3.  SEC Use Only


4. Citizenship or Place of Organization: J. Taylor Crandall is a citizen of the United States of America.


                5.   Sole Voting Power: 468,036 (1)
Number of
Shares
Beneficially    6.   Shared Voting Power: -0-
Owned By
Each
Reporting       7.   Sole Dispositive Power: 468,036 (1)
Person
With
                8.   Shared Dispositive Power: -0-

9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

    468,036 (1)

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                        /  /


11. Percent of Class Represented by Amount in Row (9): 4.1%


12. Type of Reporting Person: IN

-----------

(1) Solely in his capacity as the President of Acadia MGP, Inc. as to 342,084 of such shares and as the President of Group 31, Inc. as to 120,054 of such shares.

1.  Name of Reporting Person:

    Acadia Electra Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group:
                                                    (a) / /

                                                    (b) /X/

3.  SEC Use Only


4.  Citizenship or Place of Organization: Delaware


                5.   Sole Voting Power: 10,334 (1)
Number of
Shares
Beneficially    6.   Shared Voting Power: -0-
Owned By
Each
Reporting       7.   Sole Dispositive Power: 10,334 (1)
Person
With
                8.   Shared Dispositive Power: -0-

9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

    10,334

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                        /  /


11. Percent of Class Represented by Amount in Row (9): 0.1%


12. Type of Reporting Person: PN

-----------

(1) Power is exercised through its sole general partner, Acadia Partners, L.P.

1.  Name of Reporting Person:

    FWHY-Coinvestments V Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group:
                                                    (a) / /

                                                    (b) /X/

3.  SEC Use Only


4.  Citizenship or Place of Organization: Texas


                5.   Sole Voting Power: 120,054 (1)
Number of
Shares
Beneficially    6.   Shared Voting Power: -0-
Owned By
Each
Reporting       7.   Sole Dispositive Power: 120,054 (1)
Person
With
                8.   Shared Dispositive Power: -0-

9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

    120,054

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                        /  /


11. Percent of Class Represented by Amount in Row (9): 1.0%


12. Type of Reporting Person: PN

-----------

(1) Power is exercised through its sole general partner, Group 31, Inc.

1.  Name of Reporting Person:

    Group 31, Inc.

2.  Check the Appropriate Box if a Member of a Group:
                                                    (a) / /

                                                    (b) /X/

3.  SEC Use Only


4.  Citizenship or Place of Organization: Texas


                5.   Sole Voting Power: 120,054 (1)(2)
Number of
Shares
Beneficially    6.   Shared Voting Power: -0-
Owned By
Each
Reporting       7.   Sole Dispositive Power: 120,054 (1)(2)
Person
With
                8.   Shared Dispositive Power: -0-

9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

    120,054 (2)

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                        /  /


11. Percent of Class Represented by Amount in Row (9): 1.0%


12. Type of Reporting Person: CO

-----------

(1) Power is exercised through its President, J. Taylor Crandall.

(2) Solely in its capacity as the sole general partner of FWHY-Coinvestments V Partners, L.P.

1.  Name of Reporting Person:

    FWHY-Coinvestments II Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group:
                                                    (a) / /

                                                    (b) /X/

3.  SEC Use Only


4.  Citizenship or Place of Organization: Texas


                5.   Sole Voting Power: 694,990 (1)
Number of
Shares
Beneficially    6.   Shared Voting Power: -0-
Owned By
Each
Reporting       7.   Sole Dispositive Power: 694,990 (1)
Person
With
                8.   Shared Dispositive Power: -0-

9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

    694,990

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                        /  /


11. Percent of Class Represented by Amount in Row (9): 6.0%


12. Type of Reporting Person: PN

-----------

(1)  Power is exercised through its sole general partner, Bondo FTW, Inc.

1.  Name of Reporting Person:

    Bondo FTW, Inc.

2.  Check the Appropriate Box if a Member of a Group:
                                                    (a) / /

                                                    (b) /X/

3.  SEC Use Only


4.  Citizenship or Place of Organization: Delaware


                5.   Sole Voting Power: 694,990 (1)(2)
Number of
Shares
Beneficially    6.   Shared Voting Power: -0-
Owned By
Each
Reporting       7.   Sole Dispositive Power: 694,990 (1)(2)
Person
With
                8.   Shared Dispositive Power: -0-

9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

    694,990 (2)

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                        /  /


11. Percent of Class Represented by Amount in Row (9): 6.0%


12. Type of Reporting Person: CO

-----------

(1) Power is exercised through its President, David Bonderman.

(2) Solely in its capacity as the sole general partner of FWHY-Coinvestments II Partners, L.P.

1.  Name of Reporting Person:

    David Bonderman

2.  Check the Appropriate Box if a Member of a Group:
                                                    (a) / /

                                                    (b) /X/

3.  SEC Use Only


4. Citizenship or Place of Organization: David Bonderman is a citizen of the United States of America.


                5.   Sole Voting Power: 694,990 (1)
Number of
Shares
Beneficially    6.   Shared Voting Power: -0-
Owned By
Each
Reporting       7.   Sole Dispositive Power: 694,990 (1)
Person
With
                8.   Shared Dispositive Power: -0-

9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

    694,990 (1)

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                        /  /


11. Percent of Class Represented by Amount in Row (9): 6.0%


12. Type of Reporting Person: IN

-----------

(1) Solely in his capacity as the President of Bondo FTW, Inc.

1.  Name of Reporting Person:

    Glenn R. August

2.  Check the Appropriate Box if a Member of a Group:
                                                    (a) / /

                                                    (b) /X/

3.  SEC Use Only


4. Citizenship or Place of Organization: Glenn R. August is a citizen of the United States of America.


                5.   Sole Voting Power: 79,191
Number of
Shares
Beneficially    6.   Shared Voting Power: -0-
Owned By
Each
Reporting       7.   Sole Dispositive Power: 79,191
Person
With
                8.   Shared Dispositive Power: -0-

9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

    79,191

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                        /  /


11. Percent of Class Represented by Amount in Row (9): 0.7%


12. Type of Reporting Person: IN

    Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Act, the undersigned hereby amend their Schedule 13G Statement dated February 9, 1994, as amended by Amendment No. 1 dated February 13, 1995 and Amendment No. 2 dated February 13, 1996 (the "Schedule 13G"), relating to the Common Stock, par value $.01 per share, of Holophane Corporation. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13G. Pursuant to Item 101(a)(2)(ii) of Regulation S-T, this filing restates in its entirety the Reporting Persons' (as hereinafter defined) Schedule 13G with respect to Holophane Corporation.

Item 1(a).   Name of Issuer.

    The name of the Issuer is Holophane Corporation (the "Issuer").

Item 1(b).   Address of Issuer's Principal Executive Offices.

    The principal executive offices of the Issuer are located at 250 East Broad Street, Suite 1400, Columbus, Ohio 43215.

Item 2(a).   Names of Persons Filing.

    Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Act, the undersigned hereby file this
Schedule 13G Statement on behalf of Acadia Partners, L.P., a Delaware limited partnership ("Acadia"), Acadia FW Partners, L.P., a Delaware limited partnership ("Acadia FW"), Acadia MGP, Inc., a Texas corporation ("Acadia MGP"), J. Taylor Crandall ("Crandall"), Acadia Electra Partners, L.P., a Delaware limited partnership ("Acadia Electra"), FWHY-Coinvestments V Partners, L.P., a Texas limited partnership ("FWHY-V"), Group 31, Inc., a Texas corporation ("Group 31"), FWHY-Coinvestments II Partners, L.P., a Texas limited partnership ("FWHY-II"), Bondo FTW, Inc., a Delaware corporation ("Bondo FTW"), David Bonderman ("Bonderman") and Glenn R. August ("August"). Acadia, Acadia FTW, Acadia MGP, Crandall, Acadia Electra, FWHY-V, Group 31, FWHY-II, Bondo FTW, Bonderman and August are sometimes hereinafter referred to as the "Reporting Persons". The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

Item 2(b).   Address of Principal Business Office, or if None, Residence.

    The address of the principal business office or residence of each of the Reporting Persons is as follows:

                                         Principal Business or
             Name                        Residence Address

             Acadia                      3100 Texas Commerce Tower
                                         201 Main Street
                                         Fort Worth, Texas 76102

             Acadia FW                   3100 Texas Commerce Tower
                                         201 Main Street
                                         Fort Worth, Texas 76102

             Acadia MGP                  3100 Texas Commerce Tower
                                         201 Main Street
                                         Fort Worth, Texas 76102

             Crandall                    3100 Texas Commerce Tower
                                         201 Main Street
                                         Fort Worth, Texas 76102

             Acadia Electra              3100 Texas Commerce Tower
                                         201 Main Street
                                         Fort Worth, Texas 76102

             FWHY-V                      3100 Texas Commerce Tower
                                         201 Main Street
                                         Fort Worth, Texas 76102

             Group 31                    3100 Texas Commerce Tower
                                         201 Main Street
                                         Fort Worth, Texas 76102

             FWHY-II                     3100 Texas Commerce Tower
                                         201 Main Street
                                         Fort Worth, Texas 76102

             Bondo FTW                   3100 Texas Commerce Tower
                                         201 Main Street
                                         Fort Worth, Texas 76102

             Bonderman                   2420 Texas Commerce Tower
                                         201 Main Street
                                         Fort Worth, Texas 76102

             August                      65 East 55th Street
                                         New York, New York 10222

Item 2(c).   Citizenship.

    All of the natural persons identified in Item 2(a) are citizens of the United States of America.

Item 2(d).   Title of Class of Securities.

    This Schedule 13G Statement relates to the Common Stock, par value $.01 per share, of the Issuer (the "Stock").

Item 2(e).   CUSIP Number.

    436452106

Item 3.  Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

    This Schedule 13G Statement is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b).

Item 4.  Ownership.

    (a)-(b)

    Acadia

    Because of its direct ownership of 331,750 shares of the Stock and its position as the sole general partner of Acadia Electra, Acadia may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 342,084 shares of the Stock, which constitutes approximately 3.0% of the outstanding shares of the Stock.

    Acadia FW

    Because of its position as the sole general partner of Acadia, Acadia FW may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 342,084 shares of the Stock, which constitutes approximately 3.0% of the outstanding shares of the Stock.

    Acadia MGP

    Because of its position as the managing general partner of Acadia FW, Acadia MGP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 342,084 shares of the Stock, which constitutes approximately 3.0% of the outstanding shares of the Stock.

    Crandall

    Because of his direct ownership of 5,898 shares of the Stock and his positions as the President of each of Acadia MGP and Group 31, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 468,036 shares of the Stock, which constitutes approximately 4.1% of the outstanding shares of the Stock.

    Acadia Electra

    The aggregate number of shares of the Stock that Acadia Electra owns beneficially, pursuant to Rule 13d-3 of the Act, is 10,334, which constitutes approximately 0.1% of the outstanding shares of the Stock.

    FWHY-V

    The aggregate number of shares of the Stock that FWHY-V owns beneficially, pursuant to Rule 13d-3 of the Act, is 120,054, which constitutes approximately 1.0% of the outstanding shares of the Stock.

    Group 31

    Because of its position as the sole general partner of FWHY-V, Group 31 may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 120,054 shares of the Stock, which constitutes approximately 1.0% of the outstanding shares of the Stock.

    FWHY-II

    The aggregate number of shares of the Stock that FWHY-II owns beneficially, pursuant to Rule 13d-3 of the Act, is 694,990, which constitutes approximately 6.0% of the outstanding shares of the Stock.

    Bondo FTW

    Because of its position as the sole general partner of FWHY-II, Bondo
FTW may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 694,990 shares of the Stock, which constitutes approximately 6.0% of the outstanding shares of the Stock.

    Bonderman

    Because of his position as the President of Bondo FTW, Bonderman may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 694,990 shares of the Stock, which constitutes approximately 6.0% of the outstanding shares of the Stock.

    August

    The aggregate number of shares of the Stock that FWHY-II owns beneficially, pursuant to Rule 13d-3 of the Act, is 79,191 shares of the Stock, which constitutes approximately 0.7% of the outstanding shares of the Stock.

    To the best knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in response to Item 2(a) herein is the beneficial owner of any shares of the Stock.

    (c)

    Acadia

    Acting through its sole general partner, Acadia has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 331,750 shares of the Stock owned by it directly and of 10,334 shares of the Stock as the sole general partner of Acadia Electra.

    Acadia FW

    In its capacity as the sole general partner of Acadia, and acting through its managing general partner, Acadia FW has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 342,084 shares of the Stock.

    Acadia MGP

    In its capacity as the managing general partner of Acadia FW, and acting through its President, Acadia MGP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 342,084 shares of the Stock.

    Crandall

    Crandall has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,898 shares of the Stock he owns individually, of 342,084 shares of the Stock as the President of Acadia MGP and of 120,054 shares of the Stock as the President of Group 31.

    Electra

    Acting through its sole general partner, Electra has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 10,334 shares of the Stock.

    FWHY-V

    Acting through its sole general partner, FWHY-V has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 120,054 shares of the Stock.

    Group 31

    In its capacity as the sole general partner of FWHY-V, and acting through its President, Group 31 has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 120,054 shares of the Stock.

    FWHY-II

    Acting through its sole general partner, FWHY-II has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 694,990 shares of the Stock.

    Bondo FTW

    In its capacity as the sole general partner of FWHY-II, and acting through its President, Bondo FTW has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 694,990 shares of the Stock.

    Bonderman

    In his capacity as the President of Bondo FTW, Bonderman has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 694,990 shares of the Stock.

    August

    August has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 79,191 shares of the Stock.

Item 5.  Ownership of Five Percent or Less of a Class.

    This filing on Schedule 13G is not for the purpose of reporting the fact that the Reporting Persons have ceased to be the beneficial owners of more than five percent of the outstanding shares of the Stock.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

    No other person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by them.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

    This Schedule 13G Statement is not being filed by a parent holding company.

Item 8.  Identification and Classification of Members of the Group.

    This Schedule 13G Statement is being filed on behalf of each of the Reporting Persons pursuant to Rules 13d-1(c) and 13d-1(f)(1)(iii). The identity of each of the Reporting Persons is set forth in Item 2(a) hereof. The agreement required by Rule 13d-1(f)(1)(iii) is attached hereto as Exhibit 99.1.

Item 9.  Notice of Dissolution of Group.

    It is inapplicable for the purposes herein to provide notice of dissolution of a group.

Item 10. Certification.

    This filing on Schedule 13G is not being made pursuant to Rule 13d-1(b).

    After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

    Dated: February 14, 1997


                               ACADIA PARTNERS, L.P.

                               By:  ACADIA FW PARTNERS, L.P.,
                                    General Partner

                                    By:  ACADIA MGP, INC.,
                                         Managing General Partner


                                         By: /s/ J. Taylor Crandall
                                              J. Taylor Crandall,
                                              President

                               ACADIA FW PARTNERS, L.P.

                               By:  ACADIA MGP, INC.,
                                    Managing General Partner


                                    By: /s/ J. Taylor Crandall
                                         J. Taylor Crandall,
                                         President


                               ACADIA MGP, INC.


                               By: /s/ J. Taylor Crandall
                                    J. Taylor Crandall,
                                    President


                               /s/ J. Taylor Crandall
                               J. TAYLOR CRANDALL


                               ACADIA ELECTRA PARTNERS, L.P.

                               By:  ACADIA PARTNERS, L.P.,
                                    General Partner

                                    By:  ACADIA FW PARTNERS, L.P.,
                                         General Partner


                                         By:  ACADIA MGP, INC.,
                                         Managing General Partner


                                            By: /s/ J. Taylor Crandall
                                                 J. Taylor Crandall,
                                                 President


                               FWHY-COINVESTMENTS V PARTNERS, L.P.

                               By:  GROUP 31, INC.,
                                    General Partner


                                    By: /s/ J. Taylor Crandall
                                         J. Taylor Crandall,
                                         President


                               GROUP 31, INC.


                               By: /s/ J. Taylor Crandall
                                    J. Taylor Crandall,
                                    President


                               FWHY-COINVESTMENTS II PARTNERS, L.P.

                               By:  BONDO FTW, INC.,
                                    General Partner


                                    By: /s/ W. R. Cotham
                                         W. R. Cotham,
                                         Secretary


                               BONDO FTW, INC.


                               By: /s/ W. R. Cotham
                                    W. R. Cotham,
                                    Secretary


                               /s/ James J. O'Brien
                               James J. O'Brien,
                               Attorney-in-Fact for
                               DAVID BONDERMAN (1)


                               /s/ Glenn R. August
                               GLENN R. AUGUST



(1) A Power of Attorney authorizing James J. O'Brien to act on behalf of David Bonderman previously has been filed with the Securities and Exchange Commission.